Filed by Netfin Holdco pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Netfin Acquisition Corp.

Commission File No.: 001-39008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 20, 2020

NETFIN ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39008	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

445 Park Avenue, 9th Floor

New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (972) 979-5995

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one redeemable warrant	NFINU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	NFIN	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	NFINW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On August 20, 2020, Netfin Acquisition Corp. (the “Company”) and Triterras Fintech Pte Ltd. (“Triterras Fintech”) hosted a conference call to discuss the proposed business combination between the Company and Triterras Fintech (the “Business Combination”). A copy of the transcript of the call is attached as Exhibit 99.1 to this Current Report on Form 8-K. On August 24, 2020, the Company issued a press release, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 8-K, announcing the availability of a recording of the presentation.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Netfin Holdco, a Cayman Islands exempted company (“Holdco”), intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Netfin’s Ordinary Shares in connection with Netfin’s solicitation of proxies for the vote by Netfin’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain of the securities of Holdco to be issued in the Business Combination. Netfin’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, Netfin and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Netfin’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Netfin’s, the Netfin Representative’s, the Seller’s and the Target’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Netfin’s, the Netfin Representative’s, the Seller’s and the Target’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Netfin’s, the Netfin Representative’s, the Seller’s and the Target’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Netfin, the Netfin Representative, the Seller’s and the Target following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of Netfin’s shareholders or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the Holdco Ordinary Shares on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Netfin, the Netfin Representative, the Seller’s, the Target or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Netfin’s other filings with the SEC. Netfin cautions that the foregoing list of factors is not exclusive. Netfin cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Netfin does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Participants in the Solicitation

Netfin and its directors and executive officers may be deemed participants in the solicitation of proxies from Netfin’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Netfin is contained in Netfin’s registration statement on Form S-1, which was filed with the SEC on July 19, 2019, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

2

Triterras Fintech and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Netfin in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transcript of Investor Call held on August 20, 2020.
99.2	Press Release, dated August 24, 2020.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETFIN ACQUISITION CORP.

Dated: August 24, 2020	By:	/s/ Marat Rosenberg
Name: Marat Rosenberg
Title: President

4

Exhibit 99.1

Netfin Acquisition &
Triterras Management
Presentation for
SPACInsider

Thursday, August 20th, 2020

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

Introduction

Kristi: Hi, thanks everyone for joining the investor presentation and my Q&A session with Netfin Acquisition Corp, and Triterras. As you know, this combination was announced at the end of July and the team is currently working their way towards a shareholder vote and close. However, as is usual in [inaudible] these days, we have a busy calendar, so Cody Slach from Gateway will be moderating this meeting. And in the interest of being brief, I will turn it over to Cody now, so he can get this meeting started.

Cody Slach: Great. Thank you, Kristi. And thanks for having us on your platform here. It is great to be joining you. So I wanted to go through who we are going to be hearing from today from both the SPAC and the target company. So first, we are going to hear from Marat Rosenberg, he is the founder of Netfin Acquisition. We also have Srinivas Koneru, he is the Chairman and CEO of Triterras. We also have Jim Groh, who is the Executive Vice President of Triterras. We will also have some other folks from the target company available for Q&A at the end; COO, John Galani, as well as Karthik Annapragada and he is from the Finance team. So with that, I will turn it over to Marat to start us off.

Overview of Proposed Business Combination

Marat Rosenberg

President, Netfin Acquisition Corp

Thank you, Cody. And thank everybody for joining us today. It is great to be here and we appreciate your interest in our company. So today we are pleased to present the opportunity which is the proposed business combination of Netfin Acquisition Corporation and Triterras Fintech. First off, our investor deck was filed via form 8-K. We know some of you folks have gone through a deck and listened to our conference call. Whereas for others, this may be the first time you are learning about our company. So we thought the best approach would be for us to go through the deck in an abbreviated fashion, so at least we hit some of the high points, but then we will leave plenty of questions and time for discussion afterwards.

Final Composition of Business Combination

So now if I could please ask you to turn your attention to our deck and starting on slide number three. I would first like to level set on the specifics of the actual assets that we are taking into the business combination and our reasoning behind taking certain Triterras assets, especially for those investors that have been following the developments of this transaction from the time of the initial LOI.

After signing an LOI to acquire both subsidiaries of Triterras, we decided to complete the binding business combination agreement and merge only with Triterras Fintech, which is the 100% owner of Kratos that you are going to be hearing a lot about today. And we decided not to do a combination with Triterras Holdings, which included its Rhodium business, which is a commodity trading business, and also a client of Kratos and the platform.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

Reasons to exclude Rhodium

The reasons that we decided to exclude Rhodium, the physical commodity trading business, was, really, for a number of reasons. First of all, we thought that it would create a lower multiple business. By having Rhodium in the deal, the combined company have had a significantly lower multiple because commodity traders, like Rhodium, have an EV to FY21 EBITDA multiple that is in the mid-single digits. While platforms like Kratos, those comps trade at an EV to FY21 EBITDA at a median of around 20 times. So by having Rhodium in a deal, we would have really had the potential to drag down the value of the Kratos business. And Kratos is where most of the growth and scale is in terms of market value of the combined business. And so again, with a much higher multiple business at Kratos, we did not want to combine that with Rhodium. And we are going to discuss that a lot more in the valuation later because this is something that is very important to understand.

As far as the other reason, we found that it would be hard to explain and comp with Rhodium as part of the deal. There were some concerns that investors and analysts would not be able to find the correct comps, and it would be confusing to understand if the combined company would either be viewed as a digital platform or a commodity trader or a financing business with balance sheet exposure, or some hybrid of the three. So, with this potential challenge of telling the mixed story, there was concern that this type of stock could eventually be orphaned over time.

The third reason is balance sheet exposure. Rhodium invest a portion of its balance sheet in the form of equity to provide trade finance for some of its trading transactions. Though, it has a much lower balance sheet exposure than traditional specialty lenders or factoring companies, in a post-COVID world. investors would be more reluctant to invest in a story that had any type of balance sheet exposure.

And finally, as I alluded to earlier, 90% of the growth of the combined company would have been coming from Kratos and not Rhodium.

So, while we were initially tempted to include Rhodium, given that it did have positive scale, there were two key developments that ultimately made us change the approach and address the above concerns. The first was that the Kratos digital platform grew significantly faster than anyone expected. This is evidenced by the press release on July 6th that showed that the company did $2.9 billion of transaction volume through the first four months of the company’s 2020 fiscal year, which ran from March of 2020 through June of 2020, while the projection for the entire year was $7.8 billion. This put the company well ahead of projections without even factoring a ramp, which by the way is also pretty significant as the average monthly volume in first four months is 70% and higher than it was in 2019.

The second major development that happened is that Rhodium, while it has a good relationship and a strategic advantage from having a partnership with a company like Rhodium, which initially seeded the platform – and platforms are very difficult to get started off the ground and you need a critical mass of users day one, otherwise it is not a platform, it is not, the fact that nobody wants to be on it. But Kratos, which – initially, what we call is the big bang at the initial start point – started out as 100% in the first trade, today only accounts for 11% of the revenue that is coming to the platform. There has been a tremendous network effect and movement away from Kratos because this has been very valuable. And for the entire year, it is only projected to be as high as 15% of the revenue contribution.

So this is a very well-distributed platform and there was no reliance on Rhodium. So given this fast growth, the public company scale they had, including[?] independence from Rhodium or any one customer, we just saw a tremendous opportunity to address all of the concerns I started with and create really a fast-growing pure fintech 100% revenue-based platform business with no balance sheet exposure. And we believe now that we have a much more valuable asset that is priced even better than was presented in the initial LOI with Rhodium is inclusion.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

Transaction Summary

Now I would like to turn your attention to slide number four and really talk about the transaction and what we really love about it. This transaction checks every box for the type of asset that we wanted to acquire when we started the process. Unlike other specs during our IPO roadshow, we were very focused on specifically talking about technology disruption opportunities in trade and trade finance. And this company is the absolute leader in this movement. They are a transformational fintech company because their Kratos digital marketplace is one of the world’s highest volume commodity trading and trade finance platforms. It enables physical commodity traders and lenders to transact directly online and solves critical problems for them, which is really driving the performance of the company.

The company has significant scale. As I mentioned, they have had almost $7 billion of transaction volume on the platform since it started. They are growing extremely quickly as evidenced by the 70% markup average volume that I spoke about earlier, and they have a very high margin, pure fee-based business.

The competitive landscape also, and the market size, is as attractive as it gets from an investment perspective. It is the only non-petroleum commodity platform with any scale out there. And it is ahead, by at least two years, of anyone else in this group.

Additionally, this is a $40 trillion market with a $1.5 trillion annual shortage in trade finance availability, which the platform directly solves. So obviously, first mover, but there is a room for many, many players given the size of this market, but they are way ahead of anybody else.

The company has extremely strong financials; $40 million of EBITDA this year, $84 million of EBITDA in 2021. And it is well ahead of projections, as I mentioned earlier, which is very, very important. And the reason this is all working and performing this way is because the company provides [inaudible] benefits for its users and solves the key problems that are underlying the shortfall. For physical commodity traders, it brings a competitive advantage with fast access to capital and at lower cost than they can get it offline. For lenders, it helps source and facilitate high yield sub $10 million loans in a cost effective manner for the first time in SMEs. And for both lenders and traders, it provides cheaper, faster, and more secure transactions.

So, for these reasons, this platform is super sticky, its users do not leave. In fact, the average transaction volume per trader is about three to four times higher than it was initially modelled. There is also a significant network effect, which I mentioned, as evidenced by the fact that the Rhodium was at one point the entire seed, and now only represents 11% of revenue.

And finally, this is a marketplace and marketplaces and platforms like this are very difficult to start. And this company has a big lead, but they are not resting on those laurels. They are creating additional products that are only going to increase their first-mover advantage. They are creating a credit insurance module, a logistics module, an online mobile app, a supply chain app, as well as many other marketing initiatives that are going to create a one-stop shop for all trade and trade finance transactions and make this very difficult to beat in the future.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

So, for these many reasons, we believe Triterras Fintech will deliver very strong financial results for Netfin shareholders. And we hope to complete this business combination in the early part of the fourth quarter.

The last thing I want to say that we have developed a very close working relationship, and I have really enjoyed working with Triterras’s founder and their highly experienced management team, who are going to continue to run this business after the business combination. And obviously we look forward to supporting them and their new growth through this [inaudible] phase and beyond.

So with that, I would like to turn this back over to Srinivas Koneru who is Triterras’s Founder, Chairman, and CEO. Srinivas.

Introduction of Triterras

Srinivas Koneru

Founder, Chairman, & CEO, Triterras Fintech

Thank you, Marat. I want to thank all of you for joining us this morning and taking an interest in our company.

Management and Presenters

Turning to slide five of the investor presentation. I am the founder, chairman and CEO of Triterras Fintech and we are headquartered in Singapore. With my background in developing and deploying advanced technologies, and as an owner of a businesses in trade and trade finance, I identified an opportunity to bring technology to our space in the form of digital marketplace to improve on streamline commodity trading and to help traders access much-needed trade financing. My senior leadership team is comprised of our COO, John Galani, who is based in London; our CFO, Alvin tan, who works with me here in Singapore; and my colleague Jim Groh, who is our Executive Vice President, and who has a vast of experience in US capital markets; and Karthik and others.

Company Snapshot

So, turning to slide six, I would like to give you some highlights of the company. As Marat mentioned, we operate Kratos, an online marketplace for commodity trading and trade finance. Kratos was launched in June 2019. And as of end of June 2020, they are having over 3,500 transactions, representing over $6.6 billion of transaction volume conducted on our platform. To-date, we have onboarded funds that we estimate manage over $17 billion of assets. I am executive of the business combination and believe it will help us execute our growth strategy. We are a technology leader in trade and trade finance, and we are transforming the industry. We are forecasting $123 million of revenue on $84 million of EBITDA for fiscal year 2021, which is [inaudible] of 12 months ending February 2022.

We are excited to tell you about our story in detail and for that, I will turn it over to Jim Groh. Jim.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

Triterras in More Detail

Jim Groh

Executive Vice President, Triterras Fintech

Srinivas, thank you. And thank you for joining us, good morning to you all.

Business Overview

So, let us go to slide seven, and we are going to talk about an overview of some key points I would like to convey about the company. Basically what Kratos is and does; the commercial success and growth we are enjoying; and the tremendous opportunity that we believe we are positioned to capitalize on.

Kratos

Simply put Kratos is an online marketplace. It has been so effective in solving mission-critical problems for our clients. It has organically grown into one of the world’s largest commodity trade and trade finance platforms in just over a year. We generate revenues by charging fees on trading volumes and sourced financing volumes that are transacted on the platform. The platform was launched with a critical mass of users and has been growing rapidly from the get-go. We would launched the first module in June 2019, and then, in the approximately eight months it was live in our fiscal year 2019, it facilitated $3.7 billion in transaction volumes and generated $15 million in EBITDA. We have a well-diversified business with no single customer representing more than 16% of revenues in our last fiscal year.

Commercial success

In February of this year, we added the trade finance module to the platform, and this really provided a new dimension of capability and value. The growth momentum has continued. And during the first four months of the current fiscal year, 2020, we have already generated over $2.9 billion in transaction volume, averaging more than $700 million per month. This year’s forecast is to facilitate $7.7 billion of transaction volume and to generate approximately $40 million of EBITDA.

Outsized growth opportunity

So we are a growth story. We believe that Triterras Fintech, through Kratos, can be as transformative in our industry as the leading online retailers were in the retail industry. Our aspiration is to do in our industry what Amazon did in theirs. We address a mass of opportunities, specifically a $1.05 trillion annual shortfall in trade finance for SMEs. And that is the small and medium enterprise that is widely recognized to exist today.

In addition to this opportunity, we have also identified a number of specific catalysts that we are going to pursue that we believe will drive our expansion going forward. And these are an exponential organic growth model; expanding the geographies where we operate; new and significant platform enhancements; expanded trade financing alternatives. I am going to cover all of these items in more detail.

Presentation overview

Slide eight is a roadmap for what we are going to talk about and in the interest of time, I am going to skip that and move right on to slide nine.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

Industry Overview

Our Kratos platform serves the commodity trade and trade finance industry. Specifically, we are in the trade and trade finance of non-petroleum commodities. As far as customer segmentation, it is been designed to have a broad appeal, including the SME segment.

What is Trade Finance?

On to slide 10. Here is where we address the question, what is trade and what is trade finance? International commodity trading is typically cross-border and cross-ocean sales and purchase of commodities. And since transaction cycle times typically run 120 to 150 days because of ocean transport, buyers and sellers need specialized working capital financing to finance the commodity purchases. This is what is called trade finance and on a worldwide basis, trade finance is estimated to be a $40 trillion business.

Complexities and Challenges in Trade and Trade Finance

Slide 11 is an Ichart, but just one big takeaway from this is that the commodity trading and trade finance transactions are incredibly complex interactions. It can involve sometimes 20 different interrelated parties and there are information documents, exchanges, reviews, and approvals happening as the whole process unfolds.

Current Problems in Trade and Trade Finance

Slide 12 gives you perspective active on the industry from the offline perspective. It is an archaic process; paper intensive, subject to errors and oversights, has fairly long cycle time. And most importantly, it takes people to manage all the paperwork and communications and this drives overhead costs. And for as long as trading has been around from the time of sailing ships, international traders have always been concerned about fraud and document errors and having the tools to mitigate their business risks.

Market Opportunity in Trade Finance

On slide 13, here we are going to do a little bit of a deeper dive because this is really important. It is a well-accepted fact that there is a significant shortage of available trade finance in the industry for transactions under $10 million. That is the markets that is represent by the SMEs, the small and medium enterprise. The situation is primarily driven by the fact that the lender’s costs are too high to make smaller-sized trade finance loans profitable. Using the traditional offline systems, the costs so diligencing and managing a loan portfolio of small loans simply cost too much. The World Trade Organization estimates that as a result of this, there is a $1.5 trillion shortage every year in trade finance in the smaller size loan space. And that is a fact I am sure you will find highlighted in any number of trade and trade finance media sources.

And the impact of this is that lack of trade finance for traders means the trades do not take place. So it is a major problem for some millions of traders and Kratos is bringing a solution to this problem.

Kratos Online Platform

On to slide 14. This outlines the communities that we serve. The Kratos platform itself serves three client constituencies: traders as operators as they conduct their commodity trading activities; traders as borrowers of trade finance; and lenders who provide that trade finance. And all of this occurs in one single online digital marketplace.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

Key Business Model

Slide 15 is our business model. Today, our platform has three modules. The trading module allows buyers and sellers of commodities to trade with each other online. For trades conducted on the platform, Kratos charges a 30 basis point fee or 0.3% of the volume traded. The trade finance module facilitates the availability, sourcing and management of trade finance loans between a lender and a trader. For trade financing arranged on the platform, we charge 130 basis points or 1.3% of the amount of the financing. And it is important to note that this pricing is less than the origination fees that are currently being charged by offline loan brokers. The third module is the risk management module that provides transparency and risk mitigation tools to facilitate trust between the parties conducting business with each other

Kratos Runs on Ethereum Blockchain

Slide 16, we discuss the benefits of our blockchain infrastructure, and there are basically two big takeaways here. Blockchain provides the critical underpinnings of how Kratos performs. Secondly, and we get this question a lot, no, it has nothing to do with cryptocurrency. It is widely published that blockchain technology has the power potential to do for transactions what the internet did for information. In the case of our platform, blockchain technology enables and drives the key platform benefits that we outline on this slide. In short, we believe that Kratos is a real life example of a revolutionary application of blockchain.

Kratos Value and Benefits

So on to slide 17, and this is a really important slide. I am going to spend a little bit of time on it with you. We believe that the ultimate value in any technology development is the benefit it brings to its community of users. And on slide 17, we get into these benefits in detail. We believe that Kratos benefits are transformational in how they impact the very core of our clients’ business.

Lenders

Let us first take a look at the lender section on the right-hand side of the slide. Kratos provides a strong complement of benefits to lenders and is basically attracting a new community of them ready, willing, and able to make smaller size – the sub $10 million – loans to qualified traders. The gross yield in these smaller-sized SME loans can run 10-13%, which is a very attractive yield for many investment funds.

But as you might recall from slide 13, the main challenge for these funds and the reason for the overall shortages of available trade finance in the marketplace is the high cost of diligencing and managing these small loans relative to the size of the loan. The key point is that Kratos now enables lenders to minimize their admin and back office costs in diligencing and managing their loans portfolios to a point where it becomes attractive to make these types of loans.

Also, the transaction digitization, risk mitigation and fraud prevention tools further enables lenders to improve their profitability using the Kratos platform. And if and when the lenders on the platform decide to pursue new borrower clients, the Kratos platform has a built-in community of pre-qualified prospects who have their KYC (know your customer), AML (anti money laundering) and financial records already uploaded to the platform for review. Kratos simply makes it easier and more profitable for lenders to grow and manage their loan portfolios while meeting the requirements of compliance to very stringent international regulations.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

So our goal is not only to continue to attract traditional trade finance lenders to our platform, but also to attract a new community of alternative lenders who wish to enter the trade finance business. Clearly Kratos is hyper focused on addressing that $1.5 trillion annual shortfall in trade finance identified by the WTO.

Traders/borrowers

Turning our attention to the traders on the left-hand side of the slide. So first and foremost, benefit is the increased availability trade finance on the Kratos platform. Lack of trade finance is often cited by traders as their biggest constraint to growth. This is the problem that Kratos is designed to address. Traders also find an added benefit, that operating in our digital trade environment slashes their administration costs and cycle times; provides them with additional fraud protection and risk mitigation tools; and greatly enhances their reporting and analysis. For the trader, it all adds up to increased volumes, increased growth and increased profitability.

Competitive Landscape

Slide 18, I am going to throw another Ichart at you. We are just going to speak to some key takeaways. The first is that digitization and platforms are of great need in the trade and trade finance industry. The second, that blockchain is the killer app being used by many of these platforms. And third and most importantly, we believe that in the online space, that Kratos is the only non-petroleum commodity trade and trade finance platform with scale. Our guys in the front lines will tell you that they simply do not hear our SME clients referring to any competitive platforms in the world of commodity trading and trade finance. We believe we have a strong head-start, but we clearly are not planning on resting on our laurels.

Sustainable Competitive Advantage

On slide 19, here we outline what we believe are our competitive advantages. We believe that we have a first mover advantage in our space. This is important to understand about any digital platform. You can have the best designed digital marketplace in the world, but if you do not have parties and counterparties participating in your marketplace, it is simply will be a failure. It is the classic chicken or the egg problem that many platform businesses face and is a barrier to new entrants. Kratos had the benefit of a major trader client with Rhodium that provided the initial critical mass of traders and volumes that kick-started the platform. Scaled networks like Kratos are hard to replace, and we have significant and growing scale.

We further believe that the segments are hard to penetrate. We have a disruptive pricing model and we are planning to further expand the modules and service offerings on our platform to more fully engage our clients and increase our share of mind and share of wallet with them.

Kratos Launch and Growth Cycle Aided by Rhodium

Slide 21. The diagram on the right-hand side of the slide talks to how we built the head-start that we talked about in the previous slide. We kick-started the platform with the Rhodium trading business, which provided the required critical mass of traders and transaction volume to run a viable platform. We then added the trade finance module and to date, we have onboarded lenders that we estimate have $17 billion of assets under management that are ready, willing and able to provide trade finance to our community of traders. These lenders in turn have attracted more traders and have created a virtual cycle of growth, which we anticipate will continue to accelerate.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

We do want to point out that although the Rhodium volume kick-started the platform, we have seen a tremendous rate of adoption by independent third parties. Our total revenue contribution from all of the 11 Rhodium subsidiaries combined is expected to be only 15% of our 2020 revenues, and lower in later years. Thinking back to June 2019, Rhodium was 100% of our business. So this is a testament to how quickly the platform has been adopted by third parties.

Kratos Potential Exponential Organic Growth Opportunity

And how this happened is illustrated on the next slide 22, which is the so-called network effect. As traders or lenders joined the platform, we are finding that they themselves oftentimes work to bring their counterparties onto the platform. For example, if you are a seller, you need your buyers to enroll or vice versa. Given the benefits of transacting on the platform, they just simply see it as a better system for conducting business with their existing relationships.

Growth Initiatives

Combined with this very strong organic growth, as we outlined on slide 23, we have a number of separate management initiatives planned to either drive growth, enhance our competitive position, or engage our clients more with an aspiration that they will never have to leave the platform. We have two new modules planned: a credit insurance module for traders and lenders to source credit insurance on the platform; and the logistics module to manage the transport or commodities. We are also planning a mobile application so users can receive notifications from the platform and remotely authorize approvals as a transaction progresses.

In addition, we are designing a pilot program on supply chain finance, which has very significant upside growth potential. Lastly, we are looking to expand our geographic footprint throughout the world and are continuing our outreach efforts to attract more traders of different commodity products.

COVID-19 Update and Impact

Slide 24 speaks to COVID-19. As a business serving international trade, we are in the front lines of this pandemic challenge. In our own small way, we believe we are helping our part of the industry deal with it. The types of commodity products that we trade on our platform have relatively inelastic demands. So international trade still needs to happen. We have seen that our Kratos platform has facilitated reading activity in the face of the challenges of the pandemic. As countries implemented stay-at-home orders, we saw our clients move more and more business online in an expedited manner.

The Kratos platform provided our clients with a way to conduct their business during the lockdowns and the situation expedited our clients overcoming the psychological challenge we all face in adopting a new and improved way of doing things. During the first four months of this fiscal year, we saw our monthly transaction volume increase by approximately 70% compared to the fiscal year 2019 monthly average.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

And as we have mentioned a couple of times, in our recent press release, we reported $2.9 billion of transaction volume in the first four months of fiscal 2020, putting us on a run rate higher than our $7.8 billion transaction volume we have projected during the entire fiscal year, which I am going to discuss in a minute. And this all happened despite port closures occurring during the time of this first four months of the year.

In trade finance, COVID-19 has caused there to be less liquidity and fewer lending sources and is actually exacerbating that $1.5 trillion annual shortfall in trade finance. Many have opined that it is getting worse. So this is driving an even more compelling need for trade finance solutions and given what Kratos does and solves, we think this is going to contribute to the growth of our platform.

Financial Highlights

Okay. Slide 27. We are going to talk about the financials and I will just briefly hit these numbers because you have them in the decks that you can download. A couple of points we would like to make. We only launched this platform in June 2019, in our fiscal year 2019. And just to remind the folks, we have funky fiscal year end. Our fiscal year ended February 28th, 2020. That is when our fiscal 2019 ended. During that year, we facilitated $3.6 billion in transaction volume, generated $17 million in revenue, and $15 million in EBITDA, and $13 million in net income. For fiscal year 2020, we forecast $7.8 billion of transaction volume, $57 million in revenues, and $40 million in EBITDA, generating $33 million in net income.

I do like to point out that this takes into account the benefits of the business combination transaction, which we are discussing today, and anticipates fully the cost of managing a public company. And we point to our $2.9 billion of transaction volume during the first four months, really imputing a run rate that demonstrates we are very much on track to meet our 2020 expectations.

So looking forward to fiscal 2021, we are forecasting to grow our transaction volume to $17 billion, which we expect to generate $123 million of revenue, $84 million in EBITDA and $71 million of net income.

So that concludes my remarks. And I am going to turn it over to Marat to talk to us a little bit about the transaction.

Details of the Transaction

Marat Rosenberg

President, Netfin Acquisition Corp

Thanks John. So I would like to wrap up today’s presentation on the details of the transaction, which we really think are quite compelling.

Transaction Summary

If you could please turn to slide 29. We note that we expect pro forma market cap to be approximately $850 million, and pro forma enterprise value to be roughly $675 million as the company has no debt. So, if you take the numbers that Jim just walked through, this equates to an eight times EV to FY21 multiple and a 12 times price to FY21 earnings, which we believe are extremely attractive multiples and really are at about [inaudible] discount to the comps, which I will talk more about in a minute. So in return for giving investors such an attractive entry point, we have structured the deal which allows the management to receive 5 million additional shares per year in an earn-out in 2021 to 2022 respectively, as they hit the EBITDA numbers and the stock performs. This structure aligns all interests and gives everybody a fair shake.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

With approximately 90% of Triterras’s initial shareholders also rolling their equity into the transaction, we think we have a highly aligned and incentivized management team.

Public Traded Comparable Companies Overview

Now moving on to slide 30, we provide an overview of three fintech comp segments, which in our opinion, really covers all the possible comps and looks at this thing from every single direction. This first group includes exchanges and alternative trading systems. The second group are the transaction solution companies. And finally, the third is the financial marketplaces. And they all have in many ways, similar business models to Triterras Fintech, specifically, nearly all of these public fintech comps listed have an asset-light, transaction-based revenue model and similar attributes. So we believe this certainly represents the correct comp group overall, but from a relevance standpoint, we believe that the exchanges and the alternative trading systems, as well as the transaction solution companies actually have the highest correlation. And the reason for that is because those tend to have higher EBITDA margins and faster growth rates in the financial marketplaces.

And I believe that Triterras Fintech compares very favorably to the comps on the slide because its EBITDA margin and growth is actually even faster than even the best performing ones. And the disruptive technology that it has is really in a market that is completely underserved and Triterras are in a much less competitive marketplace than any of those comps at this point. And they have a better first-mover advantage.

Public Comparable Groups – Operational Benchmarking

On the next slide, 31, you could see just how favorably we compare to every group and what I just talked about in terms of growth and the higher EBITDA margins. And this is very, very important because the numbers speak for themselves.

Public Comparable Groups – Valuation Benchmarking

Then if you then turn to page 32, here, you can see the significant multiple discounts at which this transaction is being priced. And this is really across all three valuation benchmarks. If you look at it on the basis of revenue, multiples on the basis of EBITDA and also on the basis of net income. So let us look at the example of EV to FY21 EBITDA, the average comparable medians, and this is across all three, is about 20 times. Triterras is being offered at an eight times EV to FY21 EBITDA; i.e. it is at over this metric and over 50% discount. And if you apply these multiples on what the trading value of the stock should be, it would impute a $25 stock price.

Looking at the example of the price to earnings now, the average comparable median is 23.3: Triterras is being offered at 12 PE on a FY21 earnings basis. So again, about a 50% discount to all three comp groups. So applying these multiples on a trading value would impute just under $20 stock price.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

So any way you look at it, not only is Triterras performing better and growing faster, but it is also being offered at a really meaningful discount. And we believe the $10.17 per share price at the transaction and where it currently trades represents a compelling opportunity and entry point for our shareholders.

Summary

So to close this out in summary on slide 33, we believe we are buying a proven business with extraordinary prospects. It is a blockchain-enabled platform that is really disrupting the space. It addresses a massive, massive market that has a $1.5 trillion annual shortfall that the company directly is helping to solve. It has a variety of compelling growth opportunities, very high EBITDA already, and only accelerating. 60% CAGR through 2023, so this growth is not just now, but it is going to continue. And we expect that fintech Asia and this non-petroleum commodity sub-sector to really drive the post-COVID recovery. So we think we found a company that is extremely well-positioned in multiple areas. And last but not least, we think that the De-SPAC listing will really help Triterras efficiently access public capital. It is going to drive its growth. There is many initiatives that the company can do from an M&A standpoint, post business combination. And we are very excited about it.

So with that, I want to conclude the presentation portion and maybe turn it over to Cody to moderate some of the questions.

Q&A

Cody Slach: Yes. Thank you, Marat. Thank you. That was really helpful, guys. So we have got a lot of questions in the audience and I want to start high level because I think this whole trade finance concept is new to a lot of folks. And I know you touched upon this a little bit in your presentation, but I want to make sure this is very clear to the audience. Can one of you please articulate the benefits of the Kratos platform for lenders and traders?

James Groh: Yeah, I will take that one Cody. Perhaps, would it be possible for you to put up slide 17?

Cody Slach: Sure.

James Groh: And, boy, we really think this hits to the heart of things in that what the platform is designed to do, now and even more so in the future, is to address the very core problems and bring benefits to the very core mission of all the folks that are on the platform.

So, again, I am going to start with the lenders. This space has an average yield of 9-13%. These small SME loans, very, very strong, gross yields. And what the platform does is it basically is the enabler for many folks to enter this business for the first time. In fact, to a point that what we are seeing from the lender community is not only traditional trade finance lenders, but we are seeing general credit funds have an interest. And we have had actually enrolled some general credit funds who are entering into this trade finance business for the first time. And the enabler of their entry, the vehicle by which they are getting into this new business segment is our platform.

As far as customer access, and I have listened to some webinars and this is by acclimation in the business, part of the challenge for any lender is really having bank-grade – establishing bank-grade KYC and AML information. It goes right to the heart of international compliance regulations in this space. And our platform provides a digitized and automated way of them accessing this information.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

My colleague, John Galani, the Chief Operating Officer, many times will reference the way this used to happen was on face-to-face visits. And really in the time of COVID-19, people are not getting on international flights and making visits to potential prospects. They needed a different method and we are at the right place at the right time to provide this information.

And lastly, to maximize net yields for these folks, we cut the back office costs, we provide them with risk mitigation tools and so they can embed our processes, our repeatable processes in their business, we actually customize the platform for them free of charge.

For the traders, I mentioned before it is securing financing. And a point I do not think I made before is in the offline business. Today, if a trader goes to a broker, much like any of us would go to a mortgage broker to source a mortgage loan, they pay an origination fee. The origination fee alone to these offline loan brokers with all the, let us say, cumbersome, offline processes involved in the application and management of the loan, is 2-2.5%. Our CEO had a vision that not only were we going to bring a quantum leap forward in terms of service and efficiency, but we do it at 1.3%, 130 basis points.

So we not only bring a whole new community of liquidity ready, willing and able to make trade finance loans, the cost of doing it through us for trader is significantly less. We think back to revolutionary disruptive technologies; that is basically our strategy. And that hits their number one growth constraints. So when they get more trade finance, or when our platform increases the velocity of their transactions through reduced cycle times, they trade more, they make more and they increase their volumes in their profits. And we also help them minimize their back office costs and cycle times.

And so I say, we bring all of that benefit, but when you get down to out-of-pocket dollars, we charge 40-50% less than what the offline origination costs are. So we think it is a pretty compelling story from lots of perspectives.

Cody Slach: Got it. Thank you. John, I do not know, did you have anything to add there? I know that was a really significant review, so Jim, thank you. But John, anything to add there?

John Galani: Yes. I would like to add the fact that we are looking at two different geographies. One is the Asian emerging markets. Remember we are based out of Singapore. And the other one is Western Europe. And the US, Western Europe, this is where you have excess capital, where you have liquidity. Emerging markets, Asia, you do not have liquidity. Tying the two together, funneling the funds from one side to the other, that is the critical bit. And that is really what the platform does.

The traders can see each other, talk to each other, meet each other geographically, but really, the funders, that is a real, real benefit. And that is an added benefit as well in the COVID-19 situation. And so, for example, over the last couple of weeks, we have had much larger traders coming onto the platform, asking for demos, asking us how to put them in touch with financiers, because they cannot even physically meet them or talk to them.

And so we have been developing this ecosystem in quite a nice way to the geographical spread that we have.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

Cody Slach: Got it. Okay. Thank you, John. So our next question would be – maybe Karthik you can take this one and it has to do with some of our projections. So I am going to go to that slide now, slide 27. So I know Jim walked through how we think about 2020, and that we are certainly well on our way with some of the run rate figures that we announced in July. But maybe can you walk through what your assumptions were for fiscal 2021 and some of the puts and takes in those numbers?

Karthik Annapragada: Sure. So, our key driver in the whole revenue game plan that we have is the transaction volume itself. And what we have been seeing, of course, is that per trader we are seeing a significant amount of increase per trader of the transaction volume that they are doing on the platform. And this is primarily from the fact that that they are seeing significant amount of benefits coming off from the platform. So we are seeing them do more and more transactions on the platform itself.

So the second driver, of course, for us is the trade finance volume. And for that, what we track is the dry powder the lenders have to deploy on the platform. Just to give a sense, when we talk about [inaudible], if we talk about $2.5 billion of trade finance volume, I think Jim spoke about these being for 120 to 150 days, roughly these turn about 2.5 times. Which means we are talking about having about a$1 billion dollars of AUM being deployed on the platform, which turns about 2.5 times for us to achieve the numbers of trade finance.

So, in the first four months, we are seeing a good amount of traction in the trade finance volume. I think we spoke about $2.9 billion already the first four months of transaction volume. That is pretty much adding up to a significant amount of traction that lead us to achieving our FY20.

Coming to FY21, which is the other part of the question, what is driving, we are looking at driving the transaction volume per trader, and that is something that we are seeing it already go up. But more importantly, we also looking at adding more customers and more traders on the platform. We do not see challenges in terms of adding more traders, because we have a good pipeline of about 400 visible customers who we can add to the platform at any point of time. But then what is more important again, as I said earlier, is that we need to make them transact more, engage more on the platform. And that is what we have been focusing on.

How are we making sure that we can engage them to transact more? We are also talking about new modules, [inaudible] insurance, logistics, supply chain. And while we have been conservative and we are not pricing in additional revenues from these modules – except for supply chain finance, insurance and logistics, we have not factored in any additional revenues from those two modules. We believe that this will act like a hook for the customers to trade more on the platform as they go along. And I think clearly we are seeing that as we give more value to the customers, they are trading more and more. And we have seen that month on month, these traders doing really well. So our average trader volume has increased compared to last year for the first four months this year. And I think that is something that you will continue to see as we go along.

Cody Slach: Okay.

James Groh: And Cody, I just like to add just a little bit of context, a message I would like to convey to the audience today. One of the things we understand and it has guided our thinking in the projection is that public companies that miss their projections, especially when you are a newbie, get punished severely We understand that. We have talked about a number of initiatives that we have launched and they are all complementary, we believe, but we have not, in our financial projections, taken the approach of baking in all of those things.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

We talked about supply chain finance. That is a huge upside opportunity, but the amount that we have put in the financial projections is de minimis. So that philosophy of ‘make your projections’ has really guided the types of commitments that we have made and all the assumptions Karthik talked to.

Cody Slach: All right. Great. Thanks for that, Jim. So the next question I think would probably be for Srinivas. Srinivas is the entrepreneur here, the founder, the chairman. We have got some people asking why go public? What is the vision here? Why this path? So maybe you can help us there.

Srinivas, I think you have to take yourself off mute.

Srinivas Koneru: So one of the reasons is it allows Triterras to capitalize on the near-term opportunity and to more rapidly execute its growth strategy. The net proceeds will actually help fund completion of new modules. We talked about insurance, logistics, supply chain. We have so many other initiatives like that, a mobile app. And then digitization, like the [inaudible] dashboards and artificial intelligence and various other things. Then public listing will actually provide greater visibility to the platform and should expand the universe for customers and lenders. Because right now we are more focused in the Asia region and we are trying to expand to Middle East, Africa, the Americas. So this will greatly help us and most important is the ability to hire and retain talent in future.

Cody Slach: Okay, great. So maybe just playing off that a little bit, maybe you or someone else on the panel here can walk through, is the technology stack that you have here built out? CAPEX and expenses are fairly low just given your significant margin expansion. So maybe walk us through how much more assets have to go into building out the technology to do some of these new platforms and make the platform even more valuable?

Karthik, do you want to take the ball there first and then anybody else there fill in the gaps?

Karthik Annapragada: Sorry, I could not hear the question.

Cody Slach: So it was just the technology stack, is it fully built out, how much more capital needs to go to build the platform? One of our listeners has noticed that the margins go quite high and costs are relatively low. And so how much more is needed to fund this and fund our growth from a technology perspective?

Karthik Annapragada: So, from a total technology standpoint, for the existing modules that we have already, we need very limited capital to expand or to fund on the existing modules. What we need capital for, obviously, is for the newer modules that we are in the process of being developed, or some of the new things that have not yet been started, but on the pipeline for us, from our plan standpoint.

So let us look at things around, for example, in terms of, say, logistics and insurance, all in all, we would require somewhere close to about $40 million of total capital expenditure. Of that, some will be in-house, some will be some purchase of softwares which we would like to integrate. So it is a combination of the two. But the majority of that in-house, for mobile applications. And others, it is a lot of spend, again, which will be in-house. So, again, there we will need close to about $5-6 million. So, all in all, purely for development of these platforms of, you are roughly talking about $50-60 million of spends.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

And then there is also a plan to do some amount of M&As, which you can bolt onto our existing platforms to add more value to the whole thing. And the last part is obviously supply chain finance. So that is a separate activity by itself. So about $50-60 million of that is immediately required for a spend on our modules that are being planned out. And then the balance being towards M&As and various opportunistic decisions that we will take as we go along.

Cody Slach: Okay, great. If there is nothing else to add onto that, I am going to hit the next question here, the audience’s next question. So, it looks like there is a question about the volatility of the financing business. First of all, is it volatile? I know we spent some time on COVID and it has actually been a benefit, but maybe can you talk about economic downturns, how stable is a business like this, are lenders around in downturns? If the financing terms might change is if the economy weakens? So maybe you can talk about the resiliency of this model and the ability to withstand any significant contraction in the market.

James Groh: John Golani is on the front lines of this. I think that from our side, he should be the one to field that question.

John Galani: Sure, thanks Jim. Look, the interplay between all those [inaudible] is quite complex, but I would say quite neutral and sometimes positive on the platform. And so, first of all, we are starting with where the liquidity comes from. So the liquidity is dollars, world trade is transacted in dollars for nearly the whole amount. Therefore, we are talking about dollars. If you have liquidity, as you currently have in the US and in Western Europe, then you have a lending capacity and capability. That is the first thing on liquidity and US dollars.

The second thing is how interesting is Asian SMEs and other emerging markets SMEs in terms of cross-border trading. And the interesting part is obviously the yield. The yield itself is much higher than what you would get in continental Europe or continental United States. So the yield differential is very high, and I do not believe that we are going to see much of a contraction of that yield, or the differential I should say, for the foreseeable future, because of the issues and the fact that this market is not open to so many participants.

So there is a lot of stability in terms of the market and the interest. Now, in terms of world trade, you have to remember that with everything that has happened and one would think, okay, world trade might be going down, but realistically, traders are there to take advantage of uncertainty, insecurity, volatility. That is what a trader is really there for. Otherwise, it becomes an easy game with mature players and mature markets. And that is really not what we see today.

So there is a need for trading. There is a yield differential and what we are seeing today across the world, I think really does not change the equation.

Finally, the last point is we are talking about [inaudible] trade finance of $1.5 trillion. So, single-digit billions, double-digit billions, really it is a drop in the ocean and it does not move the needle in any way, shape or form. Although for us, of course, as a platform, it makes all the difference. So I think really the [inaudible] is there and whatever is happening at the macroeconomic level has a neutral to a positive impact on us.

Netfin Acquisition & Triterras Management Presentation for SPACInsider	Thursday, August 8th, 2020

Cody Slach: Okay, great. Thank you. So I want to be respectful of time. We budgeted an hour for this and we are coming up on that hour. Maybe what I will do is just see if – Marat, I know you opened this up. There are some questions about how is the deal progressing and our stock prices is holding in there nicely. And so I just wanted to maybe turn it back over you for some conclusion, remarks. And then, again, we appreciate you being on here, but Marat, maybe you can just close this out.

Closing Remarks

Marat Rosenberg

President, Netfin Acquisition Corp

So, I think with the moves that we have made, the institutional response is evidenced by the meetings we have been having post he business combination announcement has been very positive. We have had good support going into the announcement from some of our existing investors. And we have had very good reception from new investors. I think anyone that spends time understanding the fundamental underpinnings of the story, why this is happening, really understands and gets why this is just going to continue to be a really big success.

So I think we have good support. We have good momentum. As you know, in a typical SPAC process, we are going to be filing a more robust F4 and proxy. And there is going to be a lot more information to gleam on in there. And we are going to continue to build momentum into September and October when we anticipate that the De-SPAC is going to conclude.

So we think we have a good transaction here. We think we are slowly building the momentum. We think it is the right story, we have the right types of investors coming into this and we hope that one-on-one meetings like this help clarify the message and really continue to get people, both institutions and both retail, excited about the opportunity.

Cody Slach: Great. Well, thank you, Marat and thank you to all our panelists and to all our listeners. I just want to say, as a conclusion remark, if anybody has any follow-ups, I know there were other questions that we could not get answered, I am happy to either try to answer them or to connect you with management. If you just look at any of the bottom of the press releases that Netfin has come out with, you will see our Gateway IR email, and it is just the ticker, NFIN@gatewayir. I would be very happy to help facilitate anything that we did not get to today. We thank you again for your interest in the company and hope you have a great day. Thank you.

Exhibit 99.2

Netfin Acquisition Corp. and Triterras Fintech Pte Ltd. Deliver Business Presentation to SPACInsider Subscribers

New York, NY and Singapore — August 24, 2020 — Netfin Acquisition Corp. (Nasdaq: NFIN, NFINW) (“Netfin” or the “Company”), a special purpose acquisition company targeting businesses in the fintech industry, and Triterras Fintech Pte Ltd. (“Triterras Fintech”), a leading fintech company for commodity trading and trade finance, delivered a presentation on their proposed business combination to subscribers of SPACInsider, a leading, web-based data resource platform dedicated to the SPAC asset class.

Marat Rosenberg, Founder, President and Director of Netfin commented, “This webinar gave us an excellent opportunity to present our thinking behind structuring the business combination to only include Triterras Fintech’s online Kratos platform and the significant benefits to shareholder value we believe this creates.

Srinivas Koneru, Chairman and CEO of Triterras Fintech added “SPACInsider provided a unique forum to demonstrate our execution of this year’s business plan ahead of schedule and to provide details around our compelling growth plan. We want to thank Kristi Marvin and her team for providing us the opportunity to interact with their valuable and well-informed audience.”

The presentation was conducted on Thursday, August 20th at 10:30am ET. A replay has been made available to all viewers by following the instructions below.

SPACInsider Presentation Recording: Click here

Password: Gateway2020<>NFIN

The replay will be available through October 1, 2020. If you have any difficulty connecting with the recording, please contact Gateway Investor Relations at (949) 574-3860 or NFIN@gatewayir.com.

On July 29, 2020, Netfin announced a definitive agreement to combine with Triterras Fintech, creating one of the world’s highest volume commodity trading and trade finance platforms. In fiscal year 2019, Triterras Fintech generated $13.2 million of net income on $3.6 billion of transaction volume. For fiscal year 2020 (ending February 28, 2021), Triterras Fintech expects to generate approximately $7.8 billion of transaction volume, $56.6 million of revenue and $39.8 million of EBITDA and to grow at more than a 60% compound annual growth rate through 2023.

As previously announced, Triterras Fintech generated $2.9 billion of transaction volume through the first four months of fiscal year 2020 and average monthly transaction volumes 70% higher than fiscal 2019. The estimated post-transaction enterprise value of $674 million values the business combination at an attractive 8.0x multiple of estimated 2021 EBITDA of $84.3 million, while the average of comparable company medians is a 20.0x multiple.

The business combination has been unanimously approved by the boards of directors of both Netfin and Triterras Fintech and is still on track to close in the fourth quarter of 2020, subject to regulatory and shareholder approvals, and other customary closing conditions.

About Netfin Acquisition Corp.

Netfin Acquisition Corp. is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, focused on the financial technology, technology and financial services industries, including businesses engaged in commercial, online and mobile banking and payments, trade finance and telecommunications, that offer a differentiated technology platform and product suite for interfacing with the financial services sector. For more information, visit netfinspac.com.

About Triterras Fintech

Triterras Fintech is a leading fintech company focused on trade and trade finance. It launched and operates Kratos—one of the world’s largest commodity trading and trade finance digital marketplaces that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, visit triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Netfin’s and Triterras Fintech’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Netfin’s and Triterras Fintech’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Netfin’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Netfin or Triterras Fintech following the announcement of the business combination ; (2) the inability to complete the business combination, including due to failure to obtain approval of Netfin’s shareholders or other conditions to closing in the definitive agreement relating to the business combination (the “Business Combination Agreement”); (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to meet Nasdaq’s listing requirements following the business combination; (5) the impact of COVID-19 on Netfin or Triterras Fintech; (6) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Netfin, Triterras Fintech or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” in the Registration Statement (as defined below), and in Netfin’s other filings with the SEC. Netfin cautions that the foregoing list of factors is not exclusive. Netfin cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Netfin does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Netfin Holdco, a Cayman Islands exempted company (“Holdco”), intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to Netfin’s shareholders in connection with Netfin’s solicitation of proxies for the vote by Netfin’s shareholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Triterras to be issued in the business combination. Netfin’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, Netfin and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Netfin’s shareholders as of a record date to be established for voting on the business combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Participants in the Solicitation

Netfin and its directors and executive officers may be deemed participants in the solicitation of proxies from Netfin’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Netfin is contained in Netfin’s registration statement on Form S-1, which was filed with the SEC on July 19, 2019, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Netfin Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022, Attention: Gerry Pascale, Chief Financial Officer, (972) 979-5995. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach and Matt Glover

(949) 574-3860

NFIN@gatewayir.com

Netfin Contact:

Marat Rosenberg, President

(972) 757-5998

Triterras Contact:

Jim Groh

(678) 237-7101

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